Exhibit 3.99

CERTIFICATE OF INCORPORATION

OF

REWARDTV, INC.

as Delaware corporation

ARTICLE I

The name of this corporation is RewardTV, Inc.

ARTICLE II

The address of the registered office of the corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle; and the name of the registered agent of the corporation In the State of Delaware at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

This corporation is authorized to Issue a total of one hundred (100) shares. All such shares are to be designated Common Stock, par value $0.001 per share, and are to be of one clue,

ARTICLE V

The name and mailing address of the incorporator is u follows:

Kenneth Orkin

Intermedia Advertising Group, Inc.

339 Broadway. Suite 200

New York, NY 10013

ARTICLE VI

The board of directors of the corporation is expressly authorized to adopt. amend or read the bylaws of the corporation, but the stockholders may make additional bylaws and may alter or repeal any bylaw whether adopted by them or otherwise.

ARTICLE VII

Elections of directors need not be by written ballot unless a stockholder demands election by written ballot t the meeting and before voting begins or unless the bylaws of the corporation shall so provide.

ARTICLE VIII

A. director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of Delaware as the same exists or may hereafter be amended. Any amendment, repeal or modification of this Article VIII shall not adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

ARTICLE IX

The corporation reserves the right at any time, and from time to time, to amend, alter change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereon prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to tins Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

ARTICLE X

Thee powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation. The names and mailing address of the persons who are to serve as the initial directors of the corporation until the first annual meeting of stockholders of the corporation or until their successor are elected and qualified, are Eric Gould, Kenneth Orkin. Phil Guarascio, Christophe Chopin, Bryan Wolf and Alan Gould all c/o RewardTV Inc., 393 Broadway, Suite 200 New York, NY 10013.

The undersigned incorporator hereby acknowledges the foregoing certificate of incorporation is his act and deed on July     , 2001.

/s/ Kenneth Orkin
Incorporator: Kenneth Orkin

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